Kernel Group Holdings, Inc.
2 Rousseau Street
San Francisco, CA 94112

January 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn: Karina Dorin

Re:	Kernel Group Holdings, Inc.
Registration Statement on Form S-1
Filed January 14, 2021
CIK No. 0001832950

Dear Ms. Dorin:

This letter sets forth the response of Kernel Group Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 22, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement and is concurrently filing Amendment No. 1 to the Registration Statement with this letter.

Form S-1 filed January 14, 2021

Exhibit Index, page II-3

1.          Staff’s comment: Please file an auditor consent with your next amendment to the registration statement to comply with Item 601(b)(23) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has included the auditor consent as Exhibit 23.1 to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mark Gross

Mark Gross Chief Executive Officer

Via E-mail:

cc:	Peter S. Seligson
Kirkland & Ellis LLP
Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP